Exhibit 4.20

New Product Commitments Agreement

Telecom Corporation of New Zealand Limited

and

Crown Fibre Holdings Limited

24 May 2011

amended and restated on 18 September 2012

Date: 18 September 2012

Parties

(1)	Telecom Corporation of New Zealand Limited (TCNZ)

(2)	Crown Fibre Holdings Limited (CFH)

Introduction

A.	The Government’s objective in relation to ultra-fast broadband (UFB) is to accelerate the roll-out of UFB to 75 per cent of the New Zealand population over ten years, concentrating in the first six years on priority broadband users such as businesses, schools and health services, plus greenfield developments and certain tranches of residential areas (the UFB Objective).

B.	The UFB Objective will be supported by the Government investing up to $1.5 billion, which is expected to be at least matched by private sector investment and will be directed to open-access infrastructure.

C.	In relation to the UFB Objective, TCNZ has agreed that its Telecom Retail and Gen-i businesses will develop and offer certain fibre products, subject to the terms and conditions set out in this Deed.

D.	This Deed amends and restates the New Product Commitments Agreement between the parties dated 24 May 2011 (the Original NCPA).

It is agreed

1.	Definitions and Interpretation

1.1	Definitions

In this Deed, unless specified otherwise:

ATA means analogue telephony adapter;

BOF has the meaning given in clause 3.2(a);

Chorus means Chorus Limited (registered company number 3454251);

Confidential Information means:

(a)	all information which by its nature is, or would reasonably be expected to be, confidential and trade secrets already communicated or subsequently communicated under or in connection with this Deed or otherwise with respect to the subject matter of this Deed, including any information obtained:

(i)	in the course of negotiations leading to the conclusion of this Deed; or

(ii)	in the performance of this Deed;

(b)	any information about the business or property of either party including any information:

(i)	relating to the financial position of that party;

(ii)	concerning that party’s suppliers and customers or its agents or brokers;

(iii)	relating to that party’s internal management, structure, Personnel or strategies; or

(iv)	comprising the terms of this Deed; or

(c)	information in respect of any materials in which that party has Intellectual Property Rights under the terms of this Deed;

Crown means Her Majesty the Queen acting in right of New Zealand;

Fibre PSTN has the meaning given in clause 3.3(a);

Fibre Trial means the fibre-based broadband services trial to be undertaken by Telecom Retail;

Gen-i means the TCNZ business that provides information and communication technology services to corporate and enterprise customers;

Government Authority includes every Minister, department of state, government authority (including Inland Revenue) or other statutory, municipal, local or regulatory authority (including any Court or stock exchange) having jurisdiction or authority to perform or exercise functions or powers in or of any jurisdiction;

Intellectual Property Rights means copyright, all rights relating to inventions (including patents), registered and unregistered trade marks, registered and unregistered design, semiconductor or circuit layout rights, trade or other proprietary rights or rights derivative of those rights (including licence rights) anywhere in the world as well as any other rights in intellectual property which are recognised or protected under law;

LFC means each of:

(a)	Enable Networks Limited (company registration number 3406812);

(b)	Ultrafast Fibre Limited (company registration number 3226213); and

(c)	Whangarei Local Fibre Company Limited (company registration number 3223207);

NIPA means the network infrastructure project agreement between CFH and TCNZ dated 24 May 2011, novated by the parties to Chorus Limited by deed dated 9 November 2011;

Original NPCA has the meaning given in the recitals to this Deed;

Original NPCA Date means 24 May 2011;

Personnel includes employees, agents, officers and individual independent contractors;

Professional Adviser means any accounting, legal or technical services professional;

PSTN has the meaning given in the Telecommunications Act 2001;

TDM means time division multiplexing;

Telecom Retail means the TCNZ business that provides telecommunications services to residential and small/medium enterprise customers; and

UFB means ultra-fast broadband.

1.2	Terms defined in the NIPA

Capitalised terms used but not defined in this Deed have the meanings given to them in the NIPA to the extent that they are not inconsistent with, or expressly modified by, the terms of this Deed.

2.	Term

This Deed amends and restates the Original NPCA, with effect from the date that this Deed is signed by both parties. Unless otherwise agreed by the parties in writing, this Deed will terminate automatically on 31 December 2015. On termination all rights and obligations of the parties will cease and have no continuing effect.

3.	Telecom Retail Fibre Commitments

3.1	Fibre-based broadband services trial

CFH acknowledges that Telecom Retail has completed the Fibre Trial.

3.2	Broadband over fibre on Chorus UFB network

(a)	TCNZ will ensure that Telecom Retail develops and launches a mass market broadband over fibre product (BOF) on Chorus’ UFB network, no later than 31 March 2013, subject to Chorus making available the deliverables set out in Appendix 1 by 30 September 2012. The Appendix 1 deliverables must continue to be provided by Chorus at the BOF launch date.

(b)	Within one month of the date of execution of this Deed, TCNZ will provide to CFH a schedule of the activities and target completion dates that will be necessary to meet the commitment in clause 3.2(a), and will report monthly to CFH thereafter on progress against that schedule and those dates.

3.3	Voice and related products over fibre on Chorus UFB network

(a)	TCNZ will ensure that Telecom Retail develops and launches a mass market fibre variant of TCNZ’s PSTN service (Fibre PSTN) that is available for supply on the Chorus UFB network to all residential and single line small business customers who have BOF, no later than 15 December 2013, subject to Chorus making available by 15 June 2013 the inputs to a standard that supports a mass market Fibre PSTN. Those inputs must include:

(i)	a fibre based ATA port within the customers’ premises that supports TCNZ’s PSTN service requirements;

(ii)	installation services; and

(iii)	business system interfaces that enable Telecom Retail to consume the required input services.

TCNZ and CFH will use their best endeavours to agree with Chorus by 31 March 2013 the details of the standard required for the Chorus inputs to support a mass market Fibre PSTN launch.

(b)	TCNZ will ensure that Fibre PSTN:

(i)	connects the relevant access service directly into a PSTN switch that has performance equal to, or better than, the TDM PSTN switching used by Telecom Retail as at the Original NPCA Date; and

(ii)	subject to clause 3.3(c), delivers the same or similar feature set as TCNZ’s PSTN service as at the Original NPCA Date.

(c)	Low speed analogue data applications will only be supported by Fibre PSTN if and to the extent that the ATA port and any associated input or supporting services support low speed analogue data applications.

(d)	Within one month of the date of agreeing the inputs with Chorus and CFH under clause 3.3(a), TCNZ will provide to CFH a schedule of activities and target completion dates that will enable the obligation in clause 3.3(a) to be met, and will report monthly thereafter to CFH on progress against that schedule and those dates.

3.4	BOF on LFC UFB network

(a)	TCNZ will commence trials of the LFC services that will support BOF by 30 November 2012 (LFC Trials).

(b)	TCNZ and CFH will use their best endeavours to agree with each of the LFCs the standards required of the LFC inputs to support a mass market BOF launch (the LFC Input Standards).

(c)	TCNZ and the LFCs will use their best endeavours to agree what criteria will need to be met for an LFC Trial to be deemed successful, with the minimum criteria being that the agreed LFC Input Standards have been met. Once those success criteria have been agreed, within one month of the successful completion of a relevant LFC Trial, TCNZ will provide CFH with a BOF launch date for that LFC network.

3.5	Minimum product commitments

(a)	The product commitments in clauses 3.2 and 3.3 are minimum commitments and TCNZ will use its best endeavours to ensure that Telecom Retail launches BOF and Fibre PSTN ahead of the dates stated in clauses 3.2 (BOF) and 3.3 (Fibre PSTN).

(b)	TCNZ will ensure that Telecom Retail regularly updates CFH on its BOF and Fibre PSTN marketing strategies as they evolve, and will give CFH the opportunity to comment on those strategies.

(c)	TCNZ will actively promote BOF to End Users, including through:

(i)	Telecom Retail account managers; and

(ii)	a marketing campaign during the 12 month period following launch of BOF on the Chorus UFB network, with an external spend of at least $1.2 million in aggregate specifically directed at promoting the uptake of BOF rather than copper products (BOF Fund). TCNZ will not apply any part of the BOF Fund to promote copper based broadband products.

3.6	CFH briefings

Not used.

3.7	CFH notification

(a)	TCNZ will ensure that Telecom Retail works with Chorus and CFH in good faith to support progress towards the achievement of:

(i)	the conditions set out in Appendix 1 on or before 30 September 2012; and

(ii)	the conditions set out at clause 3.3(a) (as further defined by TCNZ, CFH, and Chorus by 31 March 2013) on or before 15 June 2013,

each a milestone.

(b)	TCNZ will give CFH notice in writing:

(i)	as soon as a milestone is met; or

(ii)	as soon as is reasonably practical upon becoming aware that there is a material risk that a milestone will not be met by the applicable milestone date, giving reasons why it considers that the relevant milestone will not be met and setting out its alternative plans for voice and/or broadband services (as applicable).

(c)	If no clause 3.7(b)(i) notice is issued before the applicable milestone date, TCNZ will give notice to CFH in writing within two weeks of the milestone date having passed:

(i)	that the milestone is met; or

(ii)	that the milestone has not been met, in which case TCNZ will provide a detailed explanation of why it considers that the milestone has not been met.

(d)	If TCNZ issues a notice under clause 3.7(b)(ii) or clause 3.7(c)(ii), TCNZ will:

(i)	arrange a meeting between appropriate representatives of TCNZ, CFH and Chorus, to be held within seven days following the date of the notice, to review the status of the milestone; and

(ii)	work with CFH and Chorus to determine whether changes to the Chorus inputs for BOF or Fibre PSTN are necessary to mitigate the impact of the failure (or, in the case of a 3.7(b)(ii) notice, potential failure) to meet the milestone.

(e)	If there is any dispute as to whether a milestone has been met, or in relation to any workaround or other solution proposed by CFH or Chorus, the parties will:

(i)	use their best efforts to resolve the dispute through good faith negotiations and informal dispute resolution techniques for 10 business days after the date on which the dispute arose;

(ii)	if the dispute remains unresolved, escalate the dispute to the Chief Executive Officer of each party, who will use their best efforts to resolve the dispute through good faith negotiations for a further 10 business days; and

(iii)	If the dispute is not resolved under clause 3.7(d)(ii) CFH may, by written notice to Telecom, refer the dispute to expert determination in accordance with the following process:

•

The expert will be appointed by agreement between the relevant parties or, failing agreement within 10 business days, by the president of the New Zealand Institute of Chartered Accountants (or his or her nominee) for financial disputes or the president of the Arbitrators’ and Mediators’ Institute of New Zealand Inc (or his or her nominee) for non-financial disputes who will be requested to appoint an expert who has the qualifications and experience necessary to determine the subject matter of the dispute (the Expert).

•

The Expert will act as an expert and not as an arbitrator, and referral of the dispute to the Expert will not be a submission to arbitration for the purposes of the Arbitration Act and the provisions of the Arbitration Act will not govern that referral.

•

Within 10 business days of the Expert accepting the appointment, the relevant parties will send written submissions on the dispute to the Expert and to each other and, within five business days of receiving the other relevant party’s submission, will submit any written replies they wish to make to the Expert and to each other.

•	If the dispute is of a technical nature then the Expert will take into account the nature of the New Zealand telecommunications industry.

•	The relevant parties will give the Expert all necessary assistance that the Expert reasonably requires to determine the dispute.

•

The Expert will, unless the relevant parties otherwise agree, be directed to deliver a written determination to the relevant parties within 10 business days of having received the relevant parties’ written submissions under this clause 3.7(d)(iii).

•

The Expert will have the power to compel either relevant party to produce any information material to the dispute which that party has in its possession and which that party could be required to produce on discovery in a court proceeding to the Expert and to the other party.

•	The Expert’s decision will be final and binding and, to the extent it is lawful to do so, the relevant parties waive any right of appeal or review.

•	The Expert’s fees will be shared equally by the parties.

The parties acknowledge that Chorus is not required to submit to the expert determination process, but that either party may seek input from Chorus in support of their submission.

4.	Gen-i Fibre Commitments

4.1	Continued availability of fibre products

(a)	As at the Original NPCA Date, Gen-i offers a range of fibre based products and services including:

(i)	Gen-i WAN Service;

(ii)	Gen-i Direct Connect;

(iii)	Gen-i Internet Service;

(iv)	Gen-i Voice Connect Service (the foundational network element for all IP Voice services/SIP trunking);

(v)	Cloud based infrastructure and application services (e.g. laaS and hosted email); and

(vi)	Video conferencing services.

(b)	Subject to:

(i)	the availability of fibre access and supporting services from fibre network operators;

(ii)	a fibre based product or service in clause 4.1 (a) (or an alternative service delivered over fibre access that performs substantially similar functions) continuing to be commercially viable,

TCNZ will ensure that Gen-i continues to make the fibre based products and services set out in clause 4.1 (a) (or alternative services delivered over fibre access that perform substantially similar functions, as the case may be) available for at least 12 months from the Original NPCA Date.

(c)	Following the expiry of the 12 month period in clause 4.1 (b) and subject to the ongoing availability of fibre access and supporting services from fibre network operators, TCNZ will ensure that Gen-i continues to make available commercially viable fibre based products and services.

4.2	Fibre focused market, product and investment strategy

Subject to availability of appropriate fibre access services, TCNZ will ensure that Gen-i develops its market, product and investment strategy for FY2011/2012 onwards to reflect UFB, the emerging multi-network environment and the increasing competitiveness of the industry. Key components of Gen-i’s market, product and investment strategy will include:

(a)	a marketing communications plan centred on fibre-based network and services (as described in clause 4.1 above);

(b)	investing in fulfil, assure and billing systems and processes to cater for the increased demand for fibre-based services;

(c)	developing plans to migrate clients from existing copper based services to fibre-based services; and

(d)	developing cloud and value-added services to be delivered over fibre access services.

4.3	CFH briefings

Not used.

4.4	CFH notification

TCNZ will ensure that Gen-i notifies CFH as soon as is reasonably practical upon becoming aware that a lack of appropriate fibre access services, capital constraints or a lack of commercial viability or a commercially satisfactory business model will prevent Gen-i from fulfilling any of the commitments set out in clauses 4.1 or 4.2. Any such notice will give reasons why the relevant commitment will not be fulfilled and set out Gen-i’s alternative plans in the relevant area (if any).

5.	Confidentiality

5.1	Protection of Confidential Information

(a)	Non-disclosure

Subject to clause 5.1 (b) and clause 5.2, each party will treat as confidential and not disclose to any third party nor use for its own benefit (other than for the purposes of this Deed), any Confidential Information that is the Confidential Information of any other party. CFH will implement such procedures as are reasonably necessary to manage conflicts of interest arising between the interests of TCNZ in non-disclosure of Confidential Information under this clause 5.1 and the interests of CFH in relation to its position as owner of, or investor in, the LFCs, or regarding any other person or body.

(b)	General exceptions

Clause 5.1 (a) does not preclude a party disclosing Confidential Information:

(i)	if that information was known, or becomes known, to the public through no act or default of the recipient;

(ii)	subject to clause 5.2, that the recipient is required by law or the listing rules of any applicable stock exchange to disclose so long as the recipient provides written notice of the required disclosure promptly upon receipt of notice of the required disclosure;

(iii)	on a confidential basis to any Minister and his or her officials, the Ministry of Business, Innovation and Development (or any replacement Ministry exercising the same functions), or the Treasury, in connection with the management of, and monitoring of each party’s performance under, this Deed;

(iv)	that was lawfully known to the recipient prior to the date it was received;

(v)	that becomes available to the recipient from a source other than a party to this Deed provided that the recipient has no reason to believe such source is itself bound by an obligation of confidence to the person that disclosed that information or is otherwise prohibited under law from disclosing such information;

(vi)	that has been or is independently developed by the recipient;

(vii)	to any Professional Adviser for the purposes of rendering professional services to a party and in relation to this Deed;

(viii)	to the extent that such disclosure is authorised by this Deed; or

(ix)	if such disclosure is approved for release with the prior written consent of the party from whom the Confidential Information is first received.

5.2	Official Information Act

If CFH receives a request pursuant to the Official Information Act 1982 that requests any Confidential Information of TCNZ (TCNZ Confidential Information), CFH will consult with TCNZ with regard to the request prior to disclosure of any TCNZ Confidential Information. TCNZ acknowledges that the Official Information Act 1982 provides for responses to be made to requests for information within stipulated time frames. CFH and TCNZ will use their reasonable endeavours to comply with those time frames and communicate and respond, each with the other, having regard to those time constraints.

6.	Miscellaneous

6.1	Coverage Area

Not used.

6.2	Assignment

(a)	This Deed is binding on, and continues for the benefit of, the parties and their respective successors and permitted assignees or transferees. Except as provided in this Deed, a party cannot assign or otherwise transfer the benefit of this Deed without the prior written consent of the other party (which consent may be withheld at each other party’s absolute discretion).

(b)	Nothing in clause 6.2(a) will apply to the assignment or transfer by:

(i)	CFH of its rights and obligations under this Deed to another Government Authority, the Crown, Ministers of the Crown, or a company wholly owned by any of those parties; or

(ii)	TCNZ of its rights and obligations under this Deed to a company wholly owned by TCNZ.

6.3	Amendments

This Deed cannot be amended or varied except in writing signed by both parties.

6.4	Liability

(a)	The maximum aggregate liability of TCNZ to CFH under or in connection with this Deed will be, in respect of all claims, proceedings, actions, liabilities, damages, costs, expenses or losses, NZ$10,000,000.

(b)	Notwithstanding anything in this Deed to the contrary, neither party shall be liable in any circumstances for any indirect or consequential loss (which expression shall include but not be limited to loss of anticipated profits, savings, revenue or business and all other economic loss of any kind) arising out of or in connection with the performance or non-performance of this Deed.

(c)	The limitations and exclusions of liability in this clause 6.4 will apply however liability arises, whether in contract (including indemnities), equity, tort (including negligence), breach of statutory duty or otherwise.

6.5	Exercise of rights and waivers

No failure to exercise, and no delay in exercising, a right of any party under this Deed will operate as a waiver of that right, nor will a single or partial exercise of a right preclude another or further exercise of that right or the exercise of another right. No waiver by any party of its rights under this Deed is effective unless it is in writing signed by or on behalf of the party.

6.6	Partial invalidity

If any provision of this Deed offends any law applicable to it and is as a consequence illegal, invalid or unenforceable then:

(a)	where the offending provision can be read down so as to give it a valid and enforceable operation of a partial nature, it must be read down to the minimum extent necessary to achieve that result; and

(b)	in any other case the offending provision must be severed from this Deed, in which event the remaining provisions of this Deed operate as if the severed provision had not been included.

6.7	Counterparts

This Deed may be executed on the basis of an exchange of facsimile or scanned copies of this Deed and execution of this Deed by such means is to be a valid and sufficient execution. If this Deed consists of a number of signed counterparts, each is an original and all of the counterparts together constitute the same document.

6.8	Governing law

This Deed is governed by and must be construed in accordance with the laws of New Zealand.

Execution

Executed as a deed.

Telecom Corporation of New Zealand Limited by

/s/ Simon Moutter	/s/ Tristan Gilbertson
Simon Moutter	Tristan Gilbertson
Chief Executive Officer	Group General Counsel & Company Secretary

Crown Fibre Holdings Limited by

/s/ Graham Mitchell	/s/ Sean Wynne
Graham Mitchell	Sean Wynne
Chief Executive Officer	Chief Commercial Officer

Appendix 1

Explanation

This Appendix contains all the deliverables required to be completed by Chorus to support the launch of BOF. The list excludes other minimum requirements that will create a sub-optimal customer experience or make it unlikely TCNZ can scale to 1000 orders/month.

Minimum requirements

Stream	Requirement

Product

Product to be capable of regularly achieving advertised low and high-priority throughput for all traffic types (TCP, UDP, FTP) for each profile:

•      Frame delay rate for low priority

•      Frame delay rate for high priority

•      Frame delay variation for low priority

•      Frame delay variation for high priority

•      Frame loss for low priority

•      Frame loss for high priority

Product	Chorus to confirm pricing for: • standard installs; • non standard installs; • additional internal cabling; • failed provisioning; and • Wi-Fi install (if this service is offered by Chorus).

Product	Minimum throughput speeds for each product profile; lower speeds to be treated as a fault.

Product	Confirmation of end to end test capability within Chorus systems, to ensure that parameters passed at provisioning are same as those passed at time of network authentication.

Product	Service restoration service level for faults.

Product	Ensure no upstream shaping/policing is required on the CPE.

Install	Chorus to confirm that, on request, it will provide both fibre and copper cable at a premise for provision of BoF and PSTN, until Fibre PSTN is available.

Install	Confirmation of site investigation process, for TCNZ to have the ability to have a physical pre-qual site visit conducted by Chorus and a process in place for information to be sent back to Telecom.

Install	ADSL to fibre winback process for PSTN service.

Install	CPE testing process for Chorus leaving premise (includes PSTN).

Install	Installer to confirm scope of work with end user prior to beginning installation.

Install	Chorus to publish MDU and RoW install and consent processes.

Install	Establish certainty around leaving copper in during install – and reinstatement of copper if requested.

Install	Confirmation of the process under which the end user can reschedule appointments.

Install	Confirmation of Chorus provisioning hours.

Install	Agreed forecasting and capacity management around truck roll and provisioning bottle neck.

Fulfill	Chorus to give TCNZ timely visibility of installation schedules for each dispatch area.

Fulfill	Chorus requirements for pre-qual are known and Chorus OSS/BSS interface is compatible with Telecom OSS/BSS interface.

Fulfill	OSS/BSS to enable cancellation of an in-flight order.

Fulfill	Chorus to publish the cost of changing an order at different order stages.

Fulfill	Chorus to provide Remote Agent ID PRIOR to any site visit for installation.

Fulfill	Chorus to ensure that notification messages and codes are clear.

Fulfill	Must have the actual activation date returned to TCNZ for when the service was provisioned.

Fulfill	Must provide updates as to the status of an order.

Fulfill	Must be able to order a relinquish of an active connection at a premises.

Fulfill	Must provide an identifier for the service and this must be a service identifier that should be used in all future communications about this service (incl assure/bill).

Fulfill	Must advise which handover the service will be provisioned on prior to site visit.

Fulfill	Must be able to amend orders once submitted.

Fulfill	Must be able to order that connection date for a set date.

Fulfill	Must be able to change the plan (speeds) of a fibre tail.

Assure	Process for retention of ADSL service if installation of fibre takes more than one day.

Assure	Process for logging a fault. Chorus to give TCNZ timely visibility of Chorus Field Force Assure schedules.

Assure	Must be able to submit a fault to Chorus for restoration.

Assure	Chorus must notify TCNZ of both planned and unplanned outages.

Billing	Chorus must have a mechanism to bill TCNZ for UFB products as per existing arrangements.

Billing	Chorus must not bill a service to TCNZ until that service has been provisioned and is working.

Billing	Chorus must pass on any WYWH charges to TCNZ at provisioning time (i.e. not just part of a monthly bill to TCNZ).

Network	Must support LAG on all handovers.

Network	Service identifier must remain the same for the life of the service - should not be affected by network grooming.

Network	Must support PPPoE Remote Agent ID insertion.

Network	Must insert a Service Identifier for every session start.

Network	Must support 1GE and 10GE handovers.

Reporting	Chorus to provide a daily service reconciliation report.

Reporting	Chorus to provide a monthly billing reconciliation report.